Exhibit 2

TAT Technologies Ltd.
P.O. Box 80, Gedera 70750 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF TAT TECHNOLOGIES LTD.

The undersigned, a shareholder of TAT Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Marky Samra and Elad Pilpel, or either of them, attorney or attorneys of the undersigned, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual and extraordinary general meeting of shareholders of the Company to be held at the offices of of Shimonov & Co Law Firm, located at Rogovin Tidhar Tower (on the 23rd Floor), 11 Menachem Begin St., Ramat Gan, Israel, on November 14, 2013 at 5 p.m. Israel time, or at any adjournment(s) or postponement(s) thereof (the "Meeting"), with respect to all of the ordinary shares, par value NIS 0.90, of the Company (the “Shares”) which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below in this Proxy. Subject to applicable law and the rules of NASDAQ, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote, other than Items 2 through 91.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY'S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, WHETHER YOU VOTE FOR OR AGAINST ITEM 3. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEM 3, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO ITEM 3.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE COMPENSATION POLICY OF THE COMPANY2 OR WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 2 THROUGH 93. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE COMPENSATION POLICY OF THE COMPANY OR WHETHER OR NOT YOU ARE THE CONTROLING SHAREHOLDER OF THE COMPANY OR WHETHER OR NOT YOU HAVE A PERSONAL INTEREST WITH RESPECT TO ITEMS 2 THROUGH 94, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THOSE PROPOSALS.

1 With regards to Item 7 (the Modified AOA), a shareholder may vote by means of a proxy only with respect to Section 110 of the Modified AOA. Approval of section 110 is separate from the approval of the rest of the Modified AOA.
2A shareholder will be considered as a shareholder who has a personal interest in the approval of the Compensation Policy of the Company if he or she has a personal interest, directly or indirectly, in the authorization of the terms of engagement of the current Directors and/or Officers and/or Controlling Shareholder, or his relative, as defined in the attached notice (hereinafter "Personal Interest in Approval of the Compensation Policy of the Company").
3See footnote 1 above.
4 See footnote 1 above

Item No. 1
Approval of the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation of the authority to determine their remuneration in accordance with the volume and nature of their services to the Company's Audit Committee and Board of Directors.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

Item No. 2
Approval of the election of each of Mr. Shmulik Vlodinger, Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber all to serve as a director of the Company, to hold office until our next Annual General Meeting of Shareholders

VOTE FOR EACH DIRECTOR SEPARATELY.

		FOR	AGAINST	ABSTAIN
	I. Mr. Shmulik Vlodinger	☐	☐	☐
	II. Mr. Ron Ben Haim	☐	☐	☐
	III. Jan Loeb	☐	☐	☐
	IIII Ms. Dafna Gruber	☐	☐	☐

Item No. 3	Approval of the election of Mr. Aviram Halevi to serve as an External Director of the Company for a three-year term commencing on the date of his election at this Meeting.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐
	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

	Do you have a personal interest in the election of Mr. Aviram Halevi to serve as an External Director in the Company for an additional three-year term5?	YES	NO
		☐	☐

Item No. 4	Approval in accordance with provision 267A of the Israeli Companies Law 5759-1999 (the "Israeli Companies Law") of a compensation policy for the Company's office holders (the "Compensation Policy").

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	YES	NO
		☐	☐

	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

5 excluding personal interest that is not as a result of your relationship with the controlling shareholder

Item No. 5
Approval in accordance with provision 273 of the Israeli Companies Law of the following compensation to Mr. Zeev Birnboim6: (1)  A retroactive monthly compensation in the amount of 6,500 NIS, for Mr. Birnboim’s services as Chairman of the Board of Directors of the Company’s 70% held subsidiary, Bental Industries Ltd. ("Bental") during the Service Period of Mr. Birnboim in Bental; (2) A retroactive Refund of travel expenses with respect to Mr. Birnboim’s Chairmanship of the Company, in addition to refund of other expenses Mr. Birnboim was already entitled to with respect to formal meetings of the Company's Board of Directors during the Service Period of Mr. Birnboim in the Company (together the “Compensation to Mr. Birnboim")

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	YES	NO
		☐	☐

	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

	Do you have a Personal Interest in the approval of the Compensation to Mr. Birnboim?	YES	NO
		☐	☐

Item No. 6
Approval, in accordance with provision 272(c1)(1) of the Israeli Companies Law of an annual 2012 bonus for Mr. Itsik Maaravi, TAT’s President & CEO, in the total amount of 308,000 NIS (equivalent to four months’ salary of Mr. Itsik Maaravi) due to the Company's financial results for 2012, (the "Annual Bonus").

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	YES	NO
	☐	☐

Are you the Controlling shareholder of the Company?	YES	NO
	☐	☐

Do you have a Personal Interest in the approval of the Annual Bonus?	YES	NO
	☐	☐

6  It should be noted that Mr. Birnboim served as the Chairman of the Board of Directors of Bental Industries Ltd. from March 7, 2013 until August 26, 2013 and as Chairman of the Board of Directors of the Company from January 23, 2013 until August 26, 2013.

Item No. 7
Aproval of section 110 of the Modified Articles of Association of the Company which includes provisions regarding modification of the indemnification and insurance and deletion of the exemption section in Articles of Association of the Company ("Section 110").

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	YES	NO
		☐	☐

	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

	Do you have a Personal Interest in the approval of Section 110?	YES	NO
		☐	☐

Item No. 8
Subject to the approval of the election of Mr. Shmulik Vlodinger as a Director of the Company, according to Item 2 above, approval of a monthly compensation to Mr. Shmulik Vlodinger - the new Chairman of the Board of a Directors of the Company7 in the amount of 55,000 NIS for part time service (30% of full time position) (the “Compensation to Mr. Shmulik Vlodinger")

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the approval of the Compensation Policy of the Company?	YES	NO
		☐	☐

	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

	Do you have a Personal Interest in the approval of the Compensation to Mr. Shmulik Vlodinger?	YES	NO
		☐	☐

7 Mr. Shmulik Vlodinger was elected as a director of the Company on August 8th, 2013 to serve until this General Meeting and was elected by the Board members on August 26, 2013 as the new Chairman of the Board of Directors of the Company.

Item No. 9
Subject to the approval of item 7 above, approval to grant new modified letters of indemnification by the Company to its Directors and to its CEO in order to reflect recent amendments of the Israeli Companies Law and the Israeli Securities Law (the "New Indemnification Letters"). Following is the list of Directors and the CEO who will receive The New Indemnification Letters subject to the approval of the Meeting: Shmulik Vlodinger, Ron Ben Haim, Jan Loeb, Dafna Gruber, Aviram Halevi, Avi Shani (all Directors), and Itsik Maaravi (CEO)

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

	Do you have a Personal Interest in the Approval of the Compensation Policy of the Company?	YES	NO
		☐	☐

	Are you the Controlling shareholder of the Company?	YES	NO
		☐	☐

	Do you have a Personal Interest in the approval to grant the New Indemnification Letters to the Directors and to the CEO of the Company?	YES	NO
		☐	☐

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on October 17, 2013, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature _________________ Signature _________________	Date __________, 2013.

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy.   PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.